Item 1


                                 AerCo Limited
         Cash Analysis of Financial Condition and Results of Operations

                            Three Month Period from
                    September 15, 2000 to December 15, 2000

I      Background and General Information

       The financial information contained in this report was not prepared in accordance with generally accepted accounting principles of the United States or the United Kingdom but was prepared in accordance with the Company's obligations under the Indenture. This report should be read in conjunction with the Company's most recent financial information prepared in accordance with generally accepted accounting principles of the United Kingdom, including a reconciliation of net loss, shareholders' deficit and aircraft assets to estimated amounts under generally accepted principles of the United States. For this you should refer to the Company's Form 20-F which is on file at the Securities and Exchange Commission.

       On July 15, 1998, AerCo Limited ("AerCo" or "the Company"), a Jersey limited liability company, issued $800 million of notes in four subclasses, subclass A-1, subclass A-2, subclass B-1 and subclass C-1 (the "1998 notes"). The Company also issued two additional subclasses of notes, the subclass D-1 notes and the subclass E-1 notes which were purchased by debis AirFinance Ireland plc, formerly AerFi Group plc ("debis AirFinance"). The Company used the proceeds from the issuance of the 1998 notes, the subclass D-1 notes and the subclass E-1 notes (i) to acquire the issued and outstanding capital stock of Aircraft Lease Portfolio Securitization 94-1 Limited, a Jersey limited liability company ("ALPS 94-1") (and thereby to indirectly acquire ALPS 94-1's portfolio of 25 aircraft and the related leases), (ii) to finance the repayment of all of ALPS 94-1's existing financial indebtedness and (iii) to finance the acquisition of 10 aircraft and the related leases from debis AirFinance and its subsidiaries ("debis AirFinance Group") through the acquisition of 100% of the capital stock of three wholly owned subsidiaries of debis AirFinance.

       On May 14, 1999, AerCo consummated an exchange offer under which the 1998 notes were exchanged for notes which are registered with the Securities and Exchange Commission. The registration statement filed by AerCo in connection with the exchange offer went effective on April 15, 1999.

       On July 17, 2000, AerCo issued a further $960 million of notes in four subclasses, subclass A-3, subclass A-4, subclass B-2 and subclass C-2 (the "2000 notes"). The Company also issued two additional subclasses of notes, the D-2 notes and E-2 notes which were purchased by debis AirFinance. The Company used the proceeds from the issuance of the 2000 notes, the subclass D-2 notes and subclass E-2 notes (i) to refinance the subclass A-1 notes, (ii) to refinance the subclass D-1 notes and (iii) to acquire 30 additional aircraft (the "additional aircraft") with an appraised value of $724.1 million, and associated leases through the acquisition of certain aircraft owning subsidiaries, and one associated conduit leasing company, of debis AirFinance Group. Certain of the additional aircraft transferred to AerCo on July 17, 2000. Consequently, the funds allocable to the remaining undelivered aircraft were deposited into the aircraft purchase account and are being used to purchase the remaining additional aircraft as they are ready for delivery. As of December 15, 2000, 26 of the additional aircraft with an appraised value of $591.6 million had been delivered to AerCo. As of January 15, 2001, a further 2 of the aircraft, with an appraised value of $92.5 million had been delivered to AerCo. Although not all of the additional aircraft delivered to AerCo on July 17, 2000, the aircraft purchase agreement has been structured


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to provide for net payments from debis AirFinance Group to AerCo designed to put AerCo in substantially the position it would have been if all 30 additional aircraft had been delivered to AerCo on July 17, 2000.

       AerCo has undertaken to complete by April 12, 2001 either an exchange offer for the 2000 notes under an effective registration statement or to register the resale of the 2000 notes under the US Securities Act of 1933. If AerCo does not fulfil these obligations on or prior to April 12, 2001, then an additional incremental interest amount will accrue on each subclass of the 2000 notes, at an annual rate of 0.50%, until the exchange offer is consummated or a shelf registration statement is declared effective. The 1998 notes (excluding the subclass A-1 notes), the notes issued as a result of the exchange offer in 1999 and the 2000 notes are collectively referred to below as the "notes". The registration statement filed by AerCo in connection with the exchange offer went effective on December 7, 2000 and on that date AerCo commenced an exchange offer under which the 2000 notes will be exchanged for notes registered with the Securities and Exchange Commission. The exchange offer is due to expire on January 30, 2001.

       Applying the declining value assumptions contained in the Offering Memorandum issued by AerCo on July 12, 2000 to the appraisal dated March 1, 1998 of the aircraft acquired by AerCo on July 15, 1998, adjusting for aircraft sales, and to the April 30, 2000 appraisal of the additional aircraft, the total appraised value of AerCo's portfolio was assumed to be $1,531.1 million at December 15, 2000. The adjusted appraised value of AerCo's portfolio at December 15, 2000 is $1,504.1 million.

         Assuming AerCo takes delivery of all of the additional aircraft, AerCo will own (directly and indirectly) 63 aircraft, which are on operating leases, having sold one Fokker 100 aircraft in January 1999 and a second Fokker 100 aircraft in July 1999. AerCo may also acquire further aircraft and any related existing leases or similar arrangements from various sellers, which may include debis AirFinance Group. Additional aircraft may include among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. AerCo will finance acquisitions of further aircraft with external funds, including issuing further notes. Any acquisition of further aircraft will be subject to certain confirmations from the Rating Agencies and compliance with certain operating covenants of AerCo set out in the Indenture dated as of July 15, 1998, as amended on July 17, 2000, by and between AerCo and Bankers Trust Company, as trustee of the notes (the "Indenture"). As of December 15, 2000, 62 of the 63 aircraft were on lease to 36 lessees in 20 countries as shown on pages 16 and 17 attached.

       The discussion and analysis which follows is based on the results of AerCo Limited and its subsidiaries as a single entity (collectively the "AerCo Group").

       AerCo Group's cash receipts and disbursements are determined, in part, by the overall economic condition of the aircraft leasing market. This, in turn, is affected by various regional economic conditions affecting airline operations and trading; aircraft manufacturer production levels; passenger demand; retirement and obsolescence of aircraft models; manufacturers exiting or entering the market or ceasing to produce aircraft types; re-introduction into service of aircraft previously in storage; governmental regulation; air traffic control infrastructure constraints; capital market risks and general risks of lessee default.

       AerCo Group's ability to compete against other lessors is determined, in part, by the composition of its fleet in terms of mix, relative age and popularity of the aircraft types. In addition, operating restrictions imposed by the Indenture, and the ability of other lessors, who


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may possess substantially greater financial resources, to offer leases on more favourable terms than AerCo Group, may also impact AerCo Group's ability to compete with other lessors.

       For the purposes of this report, the "Three Month Period", referred to on page 12 "Comparison of Actual Cash Flows versus Base Case Cash Flows for the Three Month Period", comprises information from the monthly cash reports dated October, November and December 15, 2000. The financial data in these reports includes cash receipts from October 10, 2000 (first day of the Collection Period for the October 2000 Report) up to December 11, 2000 (last day of the Collection Period for the December 2000 Report). Page 15 presents the cashflow information from July 17, 2000 to the December 15, 2000 Payment Date. This report however limits its commentary to the Three Month Period.

II Comparison of Actual Cash Flows versus the 2000 Base Case for the Three Month Period

       The July 12, 2000 Offering Memorandum (the "Offering Memorandum") issued by AerCo contained assumptions in respect of AerCo Group's future cash flows and expenses (the "2000 Base Case"). For the purpose of this report, "Net Cash Collections" is defined as Total Cash Collections less Total Cash Expenses, Movements in the Expense Account, Interest Payments and Swap Payments. A discussion of the Total Cash Collections, Cash Expenses, Interest Payments and Principal Payments is given below and should be read in conjunction with the analysis on page 12.

CASH COLLECTIONS

       "Total Cash Collections" include Net Lease Rentals (Contracted Lease Rentals less Net Stress-Related Costs), Movement in Current Arrears Balance, Interest Earned, Aircraft Sales and Net Maintenance. In the Three Month Period, AerCo generated approximately $53.1 million in Total Cash Collections, $2.1 million less than the Base Case. This difference is due to a combination of the factors set out below (the numbers in brackets refer to the line item number shown on page 14).

[2]    Renegotiated Leases

       Renegotiated Leases refers to the loss in rental revenue caused by a lessee negotiating a reduction in the lease rental. Typically, this can be a permanent reduction over the remaining lease term in exchange for other contractual concessions. In the Three Month Period, there was no loss of revenue attributed to Renegotiated Leases.

[3]    Rental Resets Including Interest Rate Adjustments for Floating Rate
       Leases

       Rental Resets is a measure of the loss in rental revenue when new lease rates are lower than those assumed in the Base Case, including lease rate adjustments for changes in interest rates on floating rate leases. AerCo currently has 49 fixed rate leases and 13 floating rate leases. There was no revenue loss attributable to rental resets during the Three Month Period.

[4]    Aircraft Sales

       Aircraft Sales is a measure of the loss in rental revenue as a result of aircraft sales. In the Three Month Period, there was no lost revenue attributed to Aircraft Sales.


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[5]    Contracted Lease Rentals

       Contracted Lease Rentals represents the current contracted lease rental rollout which equates to the 2000 Base Case Lease Rentals less adjustments for Renegotiated Leases, Rental Resets and Aircraft Sales. For the Three Month Period, Contracted Lease Rentals were $49.6 million.

[6]    Movement in Current Arrears Balance

       Current Arrears are the total contracted lease rentals outstanding from current lessees at a given date and excludes any amounts classified as Bad Debts. The Current Arrears Balance at the start of the Three Month Period was $1.9 million versus $1.7 million at the end, a positive movement of $0.2 million. The opening balance at September 15, has been adjusted for the transfer of the Tower Air receivable balance of $4.3 million to bad debts.

       Analysis of Current Arrears Balances

                                 % of          Current    Current     Movement
                                 Appraised     Arrears    Arrears     In Current
   Aircraft Type     Country     Value*        15/9/00    15/12/00    Arrears
   -------------     -------     ---------     -------    --------    -------
                                               $M         -           $M
1  A320-200..........Canada      1.9           0.3        -           0.3
2  B767-300ER........Canada      3.7           0.4        -           0.4
3  B757-200..........Colombia    2.5           1.0        0.8         0.2
4  B737-400..........Italy       1.7           0.3        0.3         -
5  A320-200..........Italy       1.5           0.2        0.2         -
6  MD83..............Taiwan      1.4           (0.3)      -           (0.3)
7  MD82..............Spain       1.1           -          0.2         (0.2)
8  B737-300..........US          0.9           -          0.2         (0.2)
                                               ----       ---         ----
   Total.....................                  1.9        1.7         0.2
                                               ----       ---         ----

---------
* Appraised Value as of April 30, 2000

       At September 15, 2000, five lessees were in arrears, owing $1.9 million, against which, AerCo Group held security deposits of $1.0 million.

       As at December 15, 2000, five lessees were in arrears, owing $1.7 million, against which AerCo Group held security deposits of $1.9 million.

Net Stress-Related Costs

       Net Stress-Related Costs is a combination of all the factors which can cause actual lease rentals received to differ from the Contracted Lease Rentals. The Base Case assumed Net Stress-Related costs equal to 6% of the Base Case Lease Rentals. For the Three Month Period, Net Stress-Related Costs led to a cash outflow of $1.7 million compared to $1.6 million outflow assumed in the Base Case, a negative variance of $0.1 million that is due to the following six factors described in items [8] to [13] below.

[8]    Bad Debts and [10] Security Deposits Drawn Down

       Bad Debts are arrears owed by lessees who have defaulted and which are deemed irrecoverable. These arrears are partially offset by the drawdown of security deposits held and amounts subsequently recovered from the defaulted lessee. On February 29, 2000, one of the lessees (Tower Air) filed for Chapter 11 bankruptcy protection in the U.S. in its attempts to restructure its operations. On January 23, 2001, the relevant US bankruptcy court granted an


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order terminating the lease with Tower Air. This lessee owed $4.5 million at
December 15, 2000 against which AerCo has a security deposit of $0.5 million.

[9]    Deferred Arrears Balance

       Deferred Arrears Balance refers to current arrears that have been capitalized and restructured into a deferred balance. In the Three Month Period, AerCo received payments totalling $0.2 million from two lessees in accordance with schedules agreed with those lessees.

[11]   Aircraft on Ground ("AOG")

       AOG is defined as the Base Case lease rental lost when an aircraft is off-lease and non-revenue earning. During the current period three aircraft were off lease and non-revenue earning as follows:
       Analysis of AOG

       Aircraft Type                        % of Appraised Value *
       -------------                        ----------------------
       B737-300                             1.5
       B737-400                             1.3
       B737-400                             1.7

       *Appraised value as of April 30, 2000.

       Of these three aircraft, leases have been signed with respect to two of the aircraft. The Servicer is actively remarketing the other aircraft.

[12]   Other Leasing Income

       Other Leasing Income consists of miscellaneous income received in connection with a lease other than contracted rentals, maintenance receipts and security deposits, such as early termination payments or default interest. There were no cashflows from Other Leasing Income during the Three Month Period.

[13]   Repossession Costs

       Repossession Costs cover legal and aircraft technical costs incurred as a result of repossessing an aircraft. In the Three Month Period, AerCo experienced no Repossession Costs.

[15]   Net Lease Rentals

       Net Lease Rentals is Contracted Lease Rentals less any movement in Current Arrears Balance and Net Stress-Related Costs. In the Three Month Period, Net Lease Rentals amounted to $48.1 million, $1.3 million greater than assumed in the Base Case. The variance was attributable to the combined effect of the factors outlined in items [2], [3] and [4] and in items [6] to [13] above.


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[16]   Interest Earned

       Interest earned relates to interest received on cash balances held in the Collection and Expense Accounts. Cash held in the Collection Account consists of the cash liquidity reserve amount of $65 million plus the security deposit amount, in addition to the intra-month cash balances for all the rentals and maintenance payments collected prior to each monthly payment date. The Expense Account contains cash set aside to pay for expenses which are expected to be payable over the next month. In the Three Month Period, interest earned amounted to $1.6 million, $0.8 million more than assumed in the Base Case.

[17]   Aircraft Sales

       There were no aircraft sales during the Three Month Period. The Base Case had, however assumed the sale of the B747-200 Aircraft during the Three Month Period for $7.6 million. The Servicer is actively seeking a purchaser for this aircraft.

[18]   Net Maintenance

       Net Maintenance refers to maintenance reserve revenue received less any maintenance reimbursements paid to lessees. In the Three Month Period, actual maintenance reserve revenue received amounted to $5.4 million and maintenance expenditure amounted to $2.0 million, generating positive net maintenance revenue of $3.4 million. The Base Case makes no assumptions for net maintenance as it assumes that, over time, maintenance revenue will equal maintenance expenditure. However, it is unlikely that in any particular Note Payment Period, maintenance revenue will exactly equal maintenance expenses.

CASH EXPENSES

       "Total Cash Expenses" include Aircraft Operating Expenses and Selling, General and Administrative ("SG&A") Expenses. In the Three Month Period, Total Cash Expenses were $11.0 million compared with an assumed amount of $4.6 million. A number of offsetting factors discussed below have given rise to this variance of $6.4 million.

       Aircraft Operating Expenses includes all operational costs related to the leasing of an aircraft including costs of insurance, re-leasing and other overhead costs. In the Three Month Period, Aircraft Operating Expenses amounted to $6.0 million compared to $3.6 million per the Base Case. This variance arose due to significant costs arising in relation to the re-leasing of certain Aircraft.

[21]   Re-leasing and other overhead costs

       Re-leasing and other overhead costs consist of miscellaneous re-delivery and leasing costs associated with re-leasing events. In the Three Month Period these costs amounted to $5.0 million, compared with $1.0 million per the Base Case, which assumed costs to be 2% of Base Case Lease Rentals. This adverse variance arose primarily as a result of certain lease transition costs.

       SG&A Expenses relate to fees paid to the Servicer and to other service providers.


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[23]   Aircraft Servicer Fees

       The Aircraft Servicer Fees are defined as amounts paid to the Aircraft Servicer. debis AirFinance replaced Babcock & Brown as Servicer on July 17, 2000. In the Three Month Period, the total Aircraft Servicer's fees paid were $1.4 million, which is in line with the assumed amount in the Base Case.

       Aircraft Servicer Fees consist of:
                                                                $mm
                                                                ---
             Retainer Fee.....................................  0.7
             Rent Collected Fee...............................  0.7
                                                                ---
             Total Aircraft Servicer Fee......................  1.4
                                                                ===

       The Retainer Fee is a fixed amount per month per aircraft and changes only as aircraft are acquired or sold.

[25]   Other Servicer Fees

       Other Servicer Fees relate to fees and expenses paid to other service providers including the Administrative Agent, financial advisors, legal advisors, accountants and the directors. In the Three Month Period, Other Servicer Fees amounted to $4.6 million, $2.2 million greater than the assumed fees of $2.4 million in the Base Case. This variance relates primarily to costs associated with the refinancing in July 2000. These costs were prefunded in the expense account on July 17, 2000.

[31]   Interest Payments and [32] Swap Payments

       In the Three Month Period, interest payments to Noteholders amounted to $28.1 million. This is $2.6 million greater than the Base Case, which assumed Interest Payments for the Three Month Period to be $25.5 million. This variance arose primarily due to the payment of Class E Primary Interest of $2.3 million in October 2000 and the Base Case assumed no payment of Class E Note interest.

[34]   Principal Payments

       In the Three Month Period, total principal payments to Noteholders amounted to $15.3 million, $10.4 million less than assumed in the Base Case. This variance is primarily attributable to the assumed sale of the B747-200 aircraft not taking place, in addition to the high level of transition costs during the Three Month Period.

III    Other Financial Data

       Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties.

         As of December 15, 2000, amounts outstanding for more than 30 days for rental payments due under the leases equalled $5.0 million for two lessees who had a total of two aircraft on lease representing 3.1% of the portfolio by appraised value at April 30, 2000. The outstanding amounts are net of agreed deferrals or other restructuring and default interest.

       As of December 15, 2000, Tower Air, a North American lessee, representing 0.5% of the portfolio by appraised value at April 30, 2000, owed $4.5 million in rent, $4.2 million of which


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was in arrears for more than 30 days. Tower Air filed for Chapter 11 bankruptcy protection. (See "North American Concentration" below). On January 23, 2001, the relevant US bankruptcy court granted an order terminating the lease with Tower Air.

       PAL, an Asian lessee of two B737-300 aircraft representing 4.3% of the portfolio by appraised value at April 30, 2000, was adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of PAL's rehabilitation plan, the Servicer has agreed with PAL to a schedule covering the payment of arrearages over the period to December 31, 2003 and the extension of leases. At December 15, 2000, these arrearages amounted to $1.8 million. All amounts have been paid in accordance with the scheduled terms as of December 15, 2000.

       As of December 15, 2000, a Colombian lessee of one B757-200 Aircraft representing 2.5% of the portfolio by appraised value at April 30, 2000, owed $0.9 million in rent, $0.8 million of which was in arrears for more than 30 days. In addition, the lessee has a deferred amount of $0.7 million that was previously restructured. The Servicer has agreed not to exercise its remedies in respect of events of default currently existing under the lease in order to permit the Colombian lessee to have a stable business environment in which to develop, negotiate and commence implementing a long-term business plan. During this period which expires on January 31, 2001, the lessee will be obliged to pay approximately 61% of amounts due under the lease in cash, with the remainder provided by way of secured and unsecured notes issued by the Colombian lessee which have a maturity date of January 31, 2001. The Colombian lessee has sought an extension of this date. This and related matters are the subject of discussions between the Servicer and the Colombian lessee. At December 15, the lessee had paid all amounts due. The Colombian lessee's other aircraft lessors and major creditors have agreed similar forbearance agreements, for the period ending January 31, 2001. There can be no guarantee that the Colombian lessee will be successful in preparing a realistic long-term business plan by this date. In that event, AerCo will need to consider all of its alternatives, including, potentially, seeking the return of the aircraft.

       AerCo expects to respond to the needs of lessees in financial difficulty by restructuring the applicable leases or agreeing to rent deferrals. The restructurings will typically involve the rescheduling of rental payments for a specified period. In addition, certain restructurings may involve the voluntary early termination of a lease, the replacement of aircraft with less expensive aircraft and the arrangement of sub-leases from the lessee to another aircraft operator. In certain cases, it may be necessary to repossess aircraft from defaulting lessees and re-lease the aircraft to other lessees. The early termination of leases may lead AerCo to incur swap breakage costs under its agreements with swap providers which could be substantial.

       Certain lessees have experienced periodic difficulties in meeting their maintenance obligations under the leases. Such difficulties are caused by the failure of the lessee to have in place a well established maintenance program, adverse climate and other environmental conditions in the locations where the aircraft are operated or financial and labor difficulties experienced by the relevant lessee.


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IV     Recent Developments

       Asia Pacific Concentration. At December 15, 2000, 19.3% of the aircraft by appraised value at April 30, 2000 were leased by operators in "emerging" markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One lessee, Asiana, leased 4.7% of the aircraft by appraised value at April 30, 2000.

       Trading conditions in Asia's civil aviation industry were adversely affected by the severe economic and financial difficulties in the region during 1998 and 1999. The economies of the region have experienced acute difficulties including many business failures, significant depreciation of local currencies against the dollar, downgrading of sovereign and corporate credit ratings and internationally organized financial stability measures. One Asian lessee, PAL, which leases 4.3% of the aircraft by appraised value at April 30, 2000 has been adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of its rehabilitation plan, certain of PAL's outstanding lease obligations were re-scheduled in 1999. Several other airlines in the region re-scheduled their aircraft purchase obligations, eliminated certain routes and reduced employees. A repeat of this downturn in the region's economies may further undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees' operations and their ability to meet their obligations.

       Latin American Concentration. At December 15, 2000, 10.4% of the aircraft by appraised value at April 30, 2000 were leased by operators in "emerging markets" in Latin America, principally Brazil, Chile and Colombia. The financial prospects for lessees in Latin America depend amongst other things on the level of political stability and economic activity and policies in the region. Developments in other "emerging markets" may also affect the economies of Latin American countries and the entire region.

       Most significantly, in 1999, Brazil experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and dramatic decreases in the value of its currency. One of the lessees, TAM, the lessee of 4.2% of the aircraft by appraised value at April 30, 2000, operates five of the aircraft in Brazil. Continued weakness in the value of the Brazilian real, as well as any further general deterioration in the Brazilian economy, means that this lessee may be unable to generate sufficient revenues in Brazilian currency to pay the U.S. dollar-denominated rental payments under the leases. More importantly, financial and economic problems in Brazil could spread throughout Latin America and other "emerging" economies, having a similar effect on many of AerCo Group's other lessees.

       Colombia has recently suffered as a result of the deterioration in the value of the Colombian Peso and the resulting negative impact on the Colombian economy. AerCo leases one aircraft to a Colombian lessee, representing 2.5% of the portfolio by appraised value at April 30, 2000. Continued weakness in the value of the Colombian Peso, as well as general deterioration in the Colombian economy, will mean that this lessee may be unable to generate sufficient revenues in the Colombian currency to pay the U.S. dollar denominated rental repayments under the lease. As of December 15, 2000, this Colombian lessee owed $0.9 million, $0.8 million of which was in arrears for more than 30 days. (The Servicer has agreed not to exercise its remedies in respect of events of default currently existing under the lease in order to permit the Colombian lessee to have a stable business environment in which to develop, negotiate and commence implementing a long-term business plan. (See other Financial data above)).

       European Concentration. At December 15, 2000, 50.7% of the aircraft by appraised value at April 30, 2000 were leased by operators based in Europe. Of this amount, lessees of 43.0% of the aircraft were based in "developed" European markets, principally the United


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Kingdom and Spain. Lessees of the remaining 7.7% of the aircraft were based in
"emerging" European markets, principally Turkey. As of December 15, 2000, 21.1% of the aircraft by appraised value at April 30, 2000 were leased to lessees in the United Kingdom.

       The commercial aviation industry in Europe is very sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees will depend on the level of economic activity in Europe and in the specific countries where they operate. A recession or other worsening of economic conditions in any European country may adversely affect the European lessees' ability to meet their financial and other obligations. Most European currencies in which European airlines primarily receive their revenue have fallen in value in the last number of months when measured against the United States dollar, adversely affecting the ability of those airlines to meet dollar denominated lease rental, fuel and other operating costs. Competitive pressures from continuing deregulation of the airline industry by the EU may also adversely affect European lessees' operations and their ability to meet their obligations under the leases.

       At December 15, 2000, 6.2% of the aircraft by appraised value at April 30, 2000 were on lease to Turkish lessees. Turkey was hit by a series of severe earthquakes in 1999 and damage caused by the earthquakes and the consequent fall off in tourist traffic has adversely affected the ability of these airlines to operate and meet their financial obligations under the leases. In addition, the fall in value of the Deutsche Mark, the principal currency in which Turkish airlines receive their revenues, against the U.S. dollar, may affect the ability of these airlines to pay US dollar denominated costs including lease rentals.

The recent sharp increase in jet fuel prices, together with the weakness of the Euro against the U.S. dollar has led to significant increases in operating costs for many airlines based in the Euro-zone. This may adversely impact the ability of such airlines to perform their lease obligations to AerCo Group in the future.

One European lessee, representing 7.2% of the aircraft by appraised value at April 30, 2000, has recently commenced negotiations with the Servicer on a restructuring of its payment obligations under its leases with the AerCo Group, which would also include an extension of certain of the leases to compensate for any proposed reduction in lease rentals.

North American Concentration. At December 15, 2000, 18.3% of the aircraft by appraised value at April 30, 2000 were leased by operators in North America. As in Europe, the commercial aviation industry in North America is highly sensitive to general economic conditions. Since airline travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have filed for Chapter 11 bankruptcy protection and several major U.S. airlines have ceased operations.

Tower Air, the lessee of one Boeing 747-200 aircraft, which represents 0.5% of the aircraft by appraised value at April 30, 2000, filed for Chapter 11 bankruptcy protection on January 23, 2001. The relevant U.S. bankruptcy court granted an order to terminate the lease with Tower Air on January 3, 2001. AerCo does not believe that it has any immediate placement opportunities for leasing this aircraft. The opportunities for lease or sale of this aircraft type are currently extremely limited. In addition, the technical costs required to ensure that it is in a suitable condition for re-leasing are significant. Accordingly, AerCo having examined all possibilities in respect of this aircraft, is proceeding to relalise its scrap value. As a consequence, this aircraft has been appraised by reference to its scrap value.

On January 10, 2001, TWA, one of our lessees, filed for Chapter 11 bankruptcy protection in the U.S. TWA leases one B757 aircraft from AerCo, which represents 3.3% of the aircraft by appraised value at April 30, 2000. There can be no assurances that TWA will continue to make the rental and other payments required under the leases with AerCo. TWA's failure to make such payments would have an adverse impact on AerCo's revenues and cashflows. To date, TWA has not indicated what its intentions are with respect to our aircraft, including whether it will continue to lease our aircraft.

Compliance with Governmental and Technical Regulation. The US Federal Aviation Administration (the "FAA") has announced an Airworthiness Directive ("AD") that requires operators of MD-11, MD-80 and DC-10 aircraft to replace certain insulation blankets in order to reduce the risk of fire. Following delivery to us of all the additional aircraft, we will have eight MD-80 series aircraft representing 10.00% of our portfolio by appraised value at April 30, 2000. AerCo could incur significant costs estimated at approximately $4 million in ensuring its eight MD-80 series aircraft comply with these standards, which could impact adversely on AerCo's results of operations.

The FAA is expected to issue an AD by the end of 2001 mandating the modification of Boeing 737 aircraft when the aircraft has completed 50,000 cycles. The estimated labour cost to implement such modifications for each aircraft is approximately $230,000 per aircraft. Following delivery to us of all the additional aircraft, we will have 31 Boeing 737 aircraft in our portfolio, representing 45% of the portfolio by appraised value at April 30, 2000. Based on the current cycles completed to date by our Boeing 737 aircraft, AerCo Group's Boeing 737 aircraft are not likely to require these modifications prior to 2008. However, AerCo could incur significant costs in ensuring its Boeing 737 aircraft comply with these standards, which could impact adversely on AerCo's results of operations.

         The FAA is also expected to issue an AD within the next twelve months mandating a re-design of the rudder systems of Boeing 737 aircraft. The average cost per aircraft of such modifications is expected to be approximately $50,000. Following delivery to us of all the additional aircraft, we will have 31 Boeing 737 aircraft in our portfolio, representing 45% of the portfolio by appraised value at April 30, 2000. Depending on the time period within which such modifications are required to be made, the costs may be the responsibility of existing lessees. However, if some or all of the costs are not the responsibility of some or all existing lessees, AerCo could incur significant costs in ensuring its Boeing 737 aircraft comply with such modifications, which could impact adversely on AerCo's results of operations.

Ref:01ap108

Comparison of Actual Cash Flows Versus Base Case Cash Flows for the Three Month Period September 15, 2000 to December 15, 2000

                                                     Actual  Base Case  Variance   Actual   Base Case  Variance
                                                     ------  ---------  --------   ------   ---------  --------
                                                     (All amounts in US dollars    % of 2000 Lease Rentals
                                                     unless otherwise stated)      under the Base Case
                      CASH COLLECTIONS                       (Millions)
[1]                   Lease Rentals                  49.60   48.40      1.20       102.5%   100.0%     2.5%
[2]                   - Renegotiated Leases          0.00    0.00       0.00       0.0%     0.0%       0.0%
[3]                   - Rental Resets                0.00    0.00       0.00       0.0%     0.0%       0.0%
[4]                   - Aircraft Sales               0.00    0.00       0.00       0.0%     0.0%       0.0%
                                                     -----   -----      -----      -----    -----      ----

[5]    S [1] -[5]     Contracted Lease Rentals       49.60   48.40      1.20       102.5%   100.0%     2.5%
[6]                   Movement in Current Arrears    0.2     0.00       0.2        0.41%    0.0%       (0.4%)
                      Balance
[7]                   less Net Stress Related Costs
[8]                   - Bad Debts                    (1.2)   (0.50)     (0.7)      (3.1%)   (1.0%)     (2.1%)
[9]                   - Deferred Arrears Balance     0.20    1.20       (1.00)     0.4%     2.5%       (2.1%)
[10]                  - Security Deposits drawn down 0.00    0.00       0.00       0.0%     0.0%       0.0%
[11]                  - AOG                          (0.70)  (2.00)     1.30       (1.4%)   (4.1%)     2.7%
[12]                  - Other Leasing Income         0.00    0.00       0.00       0.0%     0.0%       0.0%
[13]                  - Repossession                 0.00    (0.30)     0.30       0.0%     (0.6%)     0.6%
                                                     -----   -----      -----      -----    -----      ----
[14]   S [8]-[13]     Sub-total                      (1.7)   (1.60)     (0.1)      (1.4%)   (3.3%)     1.9%

[15]   [5]+[6]+[14]   Net Lease Rental               48.10   46.80      1.30       99.4%    96.7%      2.7%
[16]                  Interest Earned                1.60    0.80       0.80       3.3%     1.7%       1.7%
[17]                  Aircraft Sales                 0.00    7.60       (7.60)     0.0%     15.7%      (15.7%)
[18]                  Net Maintenance                3.40    0.00       3.40       6.9%     0.0%       6.9%
                                                     -----   -----      -----      -----    -----      ----
[19]   S [15]-[18]    Total Cash Collections         53.10   55.20      (2.10)     107.1%   114.0%     (7.0%)
                                                     =====   =====      ======     ======   ======     ======

                      CASH EXPENSES
                      Aircraft Operating Expenses
[20]                  - Insurance                    (0.10)  0.00       (0.10)     (0.2%)   0.0%       (0.2%)
[21]                  - Re-leasing and other
                          overheads                  (4.90)  (1.00)     (3.90)     (10.1%)  (2.1%)     (8.1%)
                                                     ------  ------     ------     -------  ------     ------
[22]   [20]+[21]      Sub-total                      (5.00)  (1.00)     (4.00)     (10.1%)  (2.1%)     (8.3%)
                      SG&A Expenses
[23]                  Aircraft Servicer Fees
                      - Retainer Fee                 (0.70)  (0.60)     (0.10)     (1.4%)   (1.2%)     (0.2%)
                      - Rent Collected Fee           (0.70)  (0.60)     (0.10)     (1.4%)   (1.2%)     (0.2%)
                      - Previous Servicer            0.00    0.00       0.00       0.0%     0.0%       0.0%
                      - Sales Fee                    0.00    0.00       0.00       0.0%     0.0%       0.0%
                                                     ------  ------     ------     -------  ------     ------
[24]   [23]           Sub-total                      (1.40)  (1.20)     (0.20)     (2.9%)   (2.5%)     (0.4%)
[25]                  Other Servicer Fees            (4.60)  (2.40)     (2.20)     (9.5%)   (5.0%)     (4.5%)
                                                     ------  ------     ------     -------  ------     ------
[26]   [24]+[25]      Sub-total                      (6.00)  (3.60)     (2.40)     (12.4%)  (7.4%)     (5.0%)
                                                     ======  ======     ======     =======  ======     ======

[27]   [26]+[22]      Total Cash Expenses            (11.00) (4.60)     (6.40)     (22.7%)  (9.5%)     (13.2%)
                                                     ======= ======     ======     =======  ======     =======

                      NET CASH COLLECTIONS
[28]   [19]           Total Cash Collections         53.10   55.20      (2.10)     109.7%   114.0%     (4.3%)
[29]   [26]           Total Cash Expenses            (11.00) (4.60)     (6.40)     (22.7%)  (9.5%)     (13.2%)
[30]                  Movement in Expense Account    1.00    0.00       1.00       2.1%     0.0%       2.1%
[31]                  Interest Payments              (28.10) (25.50)    (2.60)     (58.1%)  (52.7%)    (5.4%)
[32]                  Swap Payments                  0.30    0.60       (0.30)     0.6%     1.2%       (0.6%)
                                                     ------  ------     ------     -------  ------     ------
[33]   [28]-[32]      TOTAL                          15.30   25.70      (10.40)    31.6%    53.1%      (21.5%)
                                                     =====   =====      =======    =====    =====      =======

[33]                  PRINCIPAL PAYMENTS
                      Subclass A                     11.10   20.50      (9.40)     22.9%    42.4%      (19.4%)
                      Subclass B                     3.90    4.80       (0.90)     8.1%     9.9%       (1.9%)
                      Subclass C                     0.30    0.40       (0.10)     0.6%     0.8%       (0.2%)
                      Subclass D                     0.00    0.00       0.00       0.0%     0.0%       0.0%
                                                     ----    ----       ----       ----     ----       ----
                                                     15.30   25.70      (10.40)    31.6%    53.1%      21.5%
                                                     =====   =====      =======    =====    =====      =====
                      Total

Coverage Ratios                                                           Adjusted
                                              Closing       Actual        Base Case
      Net Cash Collections                                  15.3          25.7
      Add Back Interest and Swap Payments

      Add Back Permitted Accruals
      Swap Payments                                         27.8          24.9

A     Net Cash Collections                                  43.1          50.6
      (excl. interest and swap payments)
B     Swaps                                                 (0.3)         (0.6)
C     Class A Interest                                      17.3          17.2
D     Class A Minimum                                       -             7.5
E     Class B Interest                                      2.8           2.8
F     Class B Minimum                                       1.6           3.1
G     Class C Interest                                      3.4           3.4
H     Class C Minimum                                       -             -
I     Class D Interest                                      2.1           2.1
J     Class D Minimum                                       -             -
K     Class A Scheduled                                     -             -
L     Class B Scheduled                                     1.5           1.7
M     Class C Scheduled                                     0.3           0.3
N     Class D Scheduled                                     -             -
O     Permitted Aircraft Modifications                      -             -
P     Step-up Interest                                      -             -
R     Class A Supplemental                                  11.2          13.1
S     Class E Primary Interest                              2.2           -

(i)   Interest Coverage Ratio
      Class A                                               2.54          3.05             = a/(b+c)
      Class B                                               2.18          1.88             = a/(b+c+d+e)
      Class C                                               1.74          1.51             = a/(b+c+d+e+f+g)
      Class D                                               1.60          1.43             = a/(b+c+d+e+f+g+h+i)

(ii)  Debt Coverage Ratio
      Class A                                               1.60          1.43             = a/(b+c+d+e+f+g+h+I+j+k)
      Class B                                               1.52          1.36             = a/(b+c+d+e+f+g+h+I+j+k+l)
      Class C                                               1.50          1.35             = a/(b+c+d+e+f+g+h+I+j+k+l+m)
      Class D                                               1.50          1.35             = a/(b+c+d+e+f+g+h+I+j+k+l+m+n)

      Loan to Value Ratios (in US Dollars)
(iii) Assumed Portfolio Value                 1,566,730,000 1,531,144,712 1,514,220,000
(iv)  Adjusted Portfolio Value                              1,504,070,681
      Liquidity Reserve Amount
      Of which - Cash                         87,400,000    86,166,609    87,400,000
                    - Accrued Expenses                      8,696,907
                                              ------------- ------------- -------------
      Subtotal                                87,400,000    94,863,516    87,400,000
      Less Lessee Security Deposits           22,400,000    21,166,609    22,400,000
      Subtotal                                65,000,000    73,696,907    65,000,000
(v)   Total Asset Value                       1,631,730,000 1,577,767,585 1,579,220,000

      Note Balances as at December 15, 2000
      Class A                                 998,386,457   973,041,930   968,300,000
      Class B                                 154,787,636   151,583,326   150,000,000
      Class C                                 164,156,262   163,827,949   163,700,000
      Class D                                 100,000,000   100,000,000   100,000,000
                                              ------------- ------------- -------------
                                              1,417,330,355 1,388,453,205 1,382,000,000

(i) Interest Coverage Ratio is equal to Net Cash Collections (excluding interest and swap payments) expressed as a ratio of the interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

(ii) Debt Service Ratio is equal to Net Cash Collections (excluding interest and swap payments) expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Note plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

(iii) Assumed Portfolio Value represents the Initial Appraised Value of each aircraft in the Portfolio multiplied by the Depreciation Factor at Calculation Date divided by the Depreciation Factor at July 15, 1998 or July 17, 2000.

(iv) Adjusted Portfolio Value represents the Base Value of each aircraft in the Portfolio as determined by the most recent Appraisal multiplied by the Depreciation Factor at Calculation Date divided by the Depreciation Factor on July 15, 1998 or July 17, 2000.
      The lower of the Assumed Portfolio Value or 105% of the Adjusted Portfolio Value is used to calculate the principal repayment amounts to Noteholders.

(v) Total Asset Value is equal to Total Assumed Portfolio Value plus Liquidity Reserve Amount minus Lessee Security Deposits.

Note                     Report Line Name                          Description
----                     ----------------                          -----------
                         CASH COLLECTIONS
[1]                      Lease Rentals.........................    Assumptions as per the June 1998 Prospectus
[2]                      - Renegotiated Leases                     Change in contracted rental cash flow caused by a
                                                                   renegotiated lease
[3]                      - Rental Resets.......................    Re-leasing events where new lease rate deviated from the
                                                                   Base Case
[4]                      - Aircraft Sales                          Revenue foregone as a result of aircraft sales
[5]  S [1]...[4]         Contracted Lease Rentals..............    Current Contracted Lease Rentals due as at the latest
                                                                   Calculation Date
[6]                      Movement in Current Arrears Balance ...   Current contracted lease rentals not received as at the
                                                                   latest Calculation Date, excluding Bad Debts
[7]                      Less Net Stress related Costs
[8]                      - Bad debts............................   Arrears owed by former lessees and deemed irrecoverable
[9]                      - Deferred Arrears Balances............   Current arrears that have been capitalised and
                                                                   restructured as a Note Payable
[10]                     - Security deposits drawn down.........   Security deposits received following a lessee default
[11]                     - AOG..................................   Loss of rental due to an aircraft being off-lease and
                                                                   non-revenue earning
[12]                     - Other Leasing Income.................   Includes lease termination payments, rental guarantees
                                                                   and late payments charges
[13]                     - Repossession.........................   Legal and technical costs incurred in repossessing
                                                                   aircraft.
[14] S [8]...[13]        Sub-total
[15] [5]+[6]+[14]        Net Lease Rentals......................   Contracted Lease Rentals less Movement in Current
                                                                   Arrears Balance and Net Stress related costs
[16]                     Interest Earned........................   Interest earned on monthly cash balances
[17]                     Aircraft Sales                            Gross cash receipts from aircraft sales.
[18]                     Net Maintenance........................   Maintenance Revenue Reserve received less and
                                                                   reimbursements to lessees
[19] S [15]...[18]         Total Cash Collections...............   Net Lease Rentals + Interest Earned + Net Maintenance

                         CASH EXPENSES
                         Aircraft Operating Expenses............   All costs related to the leasing of aircraft.
[20]                     - Insurance............................   Premium for contingent insurance policies
[21]                     - Releasing and other..................   Costs associated with transferring an aircraft from one
                                                                   lessee to another
[22] [23]+[24]           Sub-total
                         SG&A Expenses
[23]                     Aircraft Servicer Fees.................   Monthly and annual fees paid to Aircraft Servicer
                         - Retainer Fee.........................   Fixed amount per month per aircraft
                         - Rent Collected.......................   1.25% of rental received for the month
                         - Previous Servicer Fee................   Fee paid to previous Servicer for performance in
                                                                   accordance with the Servicing Agreement
                         - Sales Fee............................   Fee paid to Servicer on sale of an aircraft
[24] [23]                Sub-total
[25]                     Other Servicer Fees....................   Administrative Agent, trustee and professional fees paid
                                                                   to other service providers
[26] [24]+[25]           Sub-total
[27] [22]+[26]           Total Cash Expenses....................   Aircraft Operating Expenses + SG&A Expenses

                         NET CASH COLLECTIONS
[28] [19]                Total Cash Collections.................   Line 16 above
[29] [26]                Total Cash Expenses....................   Line 24 above
[30]                     Movement in Expense Account               Relates to reduction in accrued expense amounts
[31]                     Interest Payments......................   Interest paid on all outstanding debt
[32]                     Swap payments                             Net swap payments (paid)/received
[34]                     Principal payments                        Principal payments on debt

Comparison of Actual Cash Flows Versus Base Case Cash Flows for the Period from July 17, 2000 to December 15, 2000

                                                     Actual  Base Case  Variance   Actual   Base Case  Variance
                                                     ------  ---------  --------   ------   ---------  --------
                                                     (All amounts in US dollars    % of 2000 Lease Rentals
                                                     unless otherwise stated)      under the Base Case
                      CASH COLLECTIONS                        (Millions)
[1]                   Lease Rentals                  80.20   78.70      1.50       101.9%   100.0%     1.9%
[2]                   - Renegotiated Leases          0.00    0.00       0.00       0.0%     0.0%       0.0%
[3]                   - Rental Resets                0.00    0.00       0.00       0.0%     0.0%       0.0%
[4]                   - Aircraft Sales               0.00    0.00       0.00       0.0%     0.0%       0.0%
                                                     ----    ----       ----       ----     ----       ----

[5]   [1]-[5]         Contracted Lease Rentals       80.20   78.70      1.50       101.9%   100.0%     1.9%
[6]                   Movement in Current Arrears    (1.7)   0.00       (1.7)      (2.1%)   0.0%       (2.1%)
                      Balance
[7]                   less Net Stress Related Costs
[8]                   - Bad Debts                    (1.2)   (0.80)     (0.4)      (1.6%)   (1.0%)     (0.6%)
[9]                   - Deferred Arrears Balance     0.50    1.90       (1.40)     0.6%     2.4%       (1.8%)
[10]                  - Security Deposits drawn down 0.00    0.00       0.00       0.0%     0.0%       0.0%
[11]                  - AOG                          (0.70)  (3.30)     2.60       (0.9%)   (4.2%)     3.3%
[12]                  - Other Leasing Income         0.00    0.00       0.00       0.0%     0.0%       0.0%
[13]                  - Repossession                 0.00    (0.60)     0.60       0.0%     (0.8%)     0.8%
                                                     ----    ------     ----       ----     ------     ----
[14]   [8]-[13]       Sub-total                      (1.4)   (2.80)     1.4        (1.9%)   (3.6%)     1.7

[15]   [5]+[6]+[14]   Net Lease Rental               77.10   75.90      1.2        98.0%    96.4%      1.5%
[16]                  Interest Earned                2.30    1.40       0.90       2.9%     1.8%       1.1%
[17]                  Aircraft Sales                 0.00    7.60       (7.60)     0.0%     9.7%       (9.7%)
[18]                  Net Maintenance                5.90    0.00       5.90       7.4%     0.0%       7.4%
                                                     ----    ----       ----       ----     ----       ----

[19]   [15]-[18]      Total Cash Collections         85.30   84.90      0.40       106.4%   107.9%     (1.5%)
                                                     =====   =====      ====       ======   ======     ======

                      CASH EXPENSES
                      Aircraft Operating Expenses
[20]                  - Insurance                    (0.10)  0.00       (0.10)     (0.1%)   0.0%       (0.1%)
[21]                  - Re-leasing and other
                          overheads                  (5.00)  (1.60)     (3.40)     (6.4%)   (2.0%)     (4.3%)
                                                     ------  ------     ------     ------   ------     ------

22]   [20]+[21]       Sub-total                     (5.10)  (1.60)     (3.50)     (6.4%)   (2.0%)     (4.4%)
                      SG&A Expenses
[23]                  Aircraft Servicer Fees
                      - Retainer Fee                 (1.00)  (0.90)     (0.10)     (1.3%)   (1.1%)     (0.1%)
                      - Rent Collected Fee           (1.00)  (0.90)     (0.10)     (1.3%)   (1.1%)     (0.1%)
                      - Previous Servicer            (1.80)  0.00       (1.80)     (2.3%)   0.0%       (2.3%)
                      - Sales Fee                    0.00    0.00       0.00       0.0%     0.0%       0.0%
                                                     ----    ----       ----       ----     ----       ----
[24]   [23]           Sub-total                      (3.80)  (1.80)     (2.00)     (4.8%)   (2.3%)     (2.5%)
[25]                  Other Servicer Fees            (5.10)  (3.30)     (1.80)     (6.5%)   (4.2%)     (2.3%)
                                                     ------  ------     ------     ------   ------     ------
[26]   [24]+[25]      Sub-total                      (8.90)  (5.10)     (3.80)     (11.3%)  (6.5%)     (4.8%)
                                                     ======  ======     ======     =======  ======     ======

[27]   [26]+[22]      Total Cash Expenses            (14.00) (6.70)     (7.30)     (17.8%)  (8.5%)     (9.3%)
                                                     ======= ======     ======     =======  ======     ======

                      NET CASH COLLECTIONS
[28]   [19]           Total Cash Collections         85.30   84.90      0.40       108.4%   107.9%     0.5%
[29]   [26]           Total Cash Expenses            (14.00) (6.70)     (7.30)     (17.8%)  (8.5%)     (9.3%)
[30]                  Movement in Expense Account    3.70    0.00       3.70       4.7%     0.0%       4.7%
[31]                  Interest Payments              (46.30) (44.00)    (2.30)     (58.8%)  (55.9%)    (2.9%)
[32]                  Swap Payments                  0.80    1.10       (0.30)     1.0%     1.4%       (0.4%)
                                                     ----    ----       ------     ----     ----       ------

[33]   [28]-[32]      TOTAL                          29.50   35.30      (5.80)     37.5%    44.9%      (7.4%)
                                                     =====   =====      ======     =====    =====      ======

[33]                  PRINCIPAL PAYMENTS
                      Subclass A1                    25.30   30.10      (4.80)     32.1%    38.2%      (6.1%)
                      Subclass B                     3.90    4.80       (0.90)     5.0%     6.1%       (1.1%)
                      Subclass C                     0.30    0.40       (0.10)     0.4%     0.5%       (0.1%)
                      Subclass D                     0.00    0.00       0.00       0.0%     0.0%       0.0%
                                                     ----    ----       ----       ----     ----       ----
                                                     29.50   35.30      (5.80)     37.5%    44.9%      (7.4%)
                                                     =====   =====      ======     =====    =====      ======
                      Total



                                                                                                    Date of
                                                            Aircraft         Engine       Serial  Manufacture
No.  Region             Country      Lessee                   Type        Configuration   Number  /Conversion
-------------------------------------------------------------------------------------------------------------
 1.  Asia (Emerging)    China        China Xinjiang         B757-200      RB211-535E4     26153     Aug-92
 2.                     China        China Southern         B737-300      CFM56-3C1       26068     Jun-92
 3.                     China        China Southern         B737-300      CFM56-3C1       25604     Jan-93
 4.                     China        Xiamen Airlines        B737-500      CFM56-3C1       27153     Aug-93
 5.                     China        Xiamen Airlines        B737-500      CFM56-3C1       27155     Mar-93
 6.                     India        Indian Airlines        A300B4-200    CF6-50C2          240     May-83
 7.                     Philippines  PAL                    B737-300      CFM56-3B1       24465     Aug-89
 8.                     Philippines  PAL                    B737-300      CFM56-3B1       24677     Mar-90
 9.                     Philippines  PAL (5)                B737-400      CFM56-3C1       25594     May-92
10.                     South Korea  Asiana                 B737-400      CFM56-3C1       25764     Jun-92
11.                     South Korea  Asiana                 B737-400      CFM56-3C1       25765     Jul-92
12.                     South Korea  Asiana                 B737-500      CFM56-3C1       25768     May-95
13.                     Taiwan       FEAT                   MD83          JT8D-219        49952     Dec-91
Sub-total
14.  Europe (Developed) Italy        Air Europe             A320-200      CFM5-5A1           85     Feb-86
15.                     Italy        Blue Panorama          B737-400      CFM56-3C1       24901     May-90
16.                     Italy        Blue Panorama          B737-400      CFM56-3C1       27074     Apr-92
17.                     Ireland      Virgin Express Ireland B737-300      CFM56-3B2       25041     Mar-91
18.                     Spain        Spanair                B767-300ER    PW4060          24999     Feb-91
19.                     Spain        Spanair                MD83          JT8D-219        49627     Apr-89
20.                     Spain        Spanair                MD83          JT8D-219        49790     Oct-89
21.                     Spain        Spanair                MD-82         JT8D-217C       49570     Feb-88
22.                     UK           Air 2000               B757-200      RB211-535E4     26158     Feb-93
23.                     UK           Airtours               A320-200      CFM56-5A3         299     Apr-92
24.                     UK           Airtours               A320-200      V2500-A1          362     Nov-92
25.                     UK           British Midland        A320-200      V2527-A5          934     Jan-99
26.                     UK           British Midland        A321-200      V2533-A5         1207     Apr-00
27.                     UK           Monarch                A320-200      CFM56-5A3         391     Feb-93
28.                     UK           British Airways        B737-500      CFM56-3C1       25789     Feb-92
29.                     UK           British Airways(6)     B737-300      CFM56-3C1       24908     Mar-91
30.                     UK           JMC Airlines           A320-200      V2500-A1          354     Oct-92
31.                     UK           JMC Airlines           A320-200      V2500-A1          411     Mar-93
32.                     Belgium      Virgin Express         B737-400      CFM56-3C1       24270     May-89
33.                     Belgium      Virgin Express         B737-400      CFM56-3C1       24271     Jun-89
34.                     Finland      Finnair                MD-82         JT8D-219        49905     Oct-90
35.                     Finland      Finnair                MD-82         JT8D-219        53245     Apr-92
36.                     France       Aeropostale            B737-300QC    CFM56-3B2       24021     Nov-88
37.                     Norway       Braathens SAFE         B737-500      CFM56-3C1       24651     Apr-90
Sub-total
38.  Europe (Emerging)  Hungary      Malev                  B737-300      CFM56-3C1       24909     Apr-91


[Table to be continued]



[Table continued]

                                                                 Appraised     % of        % of
                                                                 Value at    Aircraft   Aircraft by
                                                                 April 30,      by       Appraised
                                                                 200 (US$    Appraised   Value in
No.  Region             Country      Lessee                      millions      Value      Region
---------------------------------------------------------------------------------------------------
 1.  Asia (Emerging)    China        China Xinjiang              39,507       2.6%
 2.                     China        China Southern              23,833       1.5%
 3.                     China        China Southern              23,033       1.5%
 4.                     China        Xiamen Airlines             20,460       1.3%
 5.                     China        Xiamen Airlines             19,943       1.3%
 6.                     India        Indian Airlines             10,973       0.7%
 7.                     Philippines  PAL                         19,667       1.3%
 8.                     Philippines  PAL                         20,647       1.3%
 9.                     Philippines  PAL (5)                     26,623       1.7%
10.                     South Korea  Asiana                      24,633       1.6%
11.                     South Korea  Asiana                      25,013       1.6%
12.                     South Korea  Asiana                      22,433       1.5%
13.                     Taiwan       FEAT                        20,860       1.4%
Sub-total                                                                                  19.3%
14.  Europe (Developed) Italy        Air Europe                  24,850       1.6%
15.                     Italy        Blue Panorama               24,597       1.6%
16.                     Italy        Blue Panorama               26,867       1.7%
17.                     Ireland      Virgin Express Ireland      23,237       1.5%
18.                     Spain        Spanair                     56,767       3.7%
19.                     Spain        Spanair                     18,897       1.2%
20.                     Spain        Spanair                     19,230       1.2%
21.                     Spain        Spanair                     17,180       1.1%
22.                     UK           Air 2000                    40,820       2.6%
23.                     UK           Airtours                    28,783       1.9%
24.                     UK           Airtours                    28,593       1.9%
25.                     UK           British Midland             40,420       2.6%
26.                     UK           British Midland             52,103       3.4%
27.                     UK           Monarch                     29,897       1.9%
28.                     UK           British Airways             20,513       1.3%
29.                     UK           British Airways(6)          23,120       1.5%
30.                     UK           JMC Airlines                29,980       1.9%
31.                     UK           JMC Airlines                30,617       2.0%
32.                     Belgium      Virgin Express              22,547       1.5%
33.                     Belgium      Virgin Express              22,987       1.5%
34.                     Finland      Finnair                     18,817       1.2%
35.                     Finland      Finnair                     21,103       1.4%
36.                     France       Aeropostale                 21,637       1.4%
37.                     Norway       Braathens SAFE              18,810       1.2%
Sub-total                                                                                  43.0%
38.  Europe (Emerging)  Hungary      Malev                       22,527       1.5%





                                                                                                    Date of
                                                            Aircraft         Engine       Serial  Manufacture
No.  Region             Country      Lessee                   Type        Configuration   Number  /Conversion
-------------------------------------------------------------------------------------------------------------
39.                     Turkey       Pegasus                B737-400      CFM56-3C1       23979     Jan-89
40.                     Turkey       Pegasus                B737-400      CFM56-3C1       24685     May-90
41.                     Turkey       THY                    B737-400      CFM56-3C1       24904     Feb-91
42.                     Turkey       THY                    B737-400      CFM56-3C1       26066     Jun-92
Sub-total
43.  Latin America      Brazil       TAM                    Fokker 100    TAY650-15       11341     Aug-91
44.  (Emerging)         Brazil       TAM                    Fokker 100    TAY650-15       11350     Apr-92
45.                     Brazil       TAM                    Fokker 100    TAY650-15       11351     Sep-91
46.                     Brazil       TAM                    Fokker 100    TAY650-15       11320     Sep-91
47.                     Brazil       TAM                    Fokker 100    TAY650-15       11322     Jun-91
48.                     Brazil       Nordeste               B737-500      CFM56-3C1       26067     Jun-92
49.                     Brazil       Varig                  B737-300      CFM56-3C1       24834     Jun-90
50.                     Chile        AILL (2)               DC8-71F       CFM56-2C1       46040     Mar-91
51.                     Columbia     Avianca                B757-200      RB211-535E4     26152     Aug-92
Sub-total
52.  North America      Canada       Air Canada             A320-200      CFM56-5A1         403     Dec-93
53.  (Devoloped)        Canada       Air Canada             B767-300ER    PW4060          24947     Mar-91
54.                     USA          BAX Global             DC8-71F       CFM56-2C1       46064     Mar-92
55.                     USA          Delta                  B737-300      CFM56-3B1       23345     Jul-85
56.                     USA          Frontier               B737-300      CFM56-3C1       24856     Aug-90
57.                     USA          Frontier               B737-300      CFM56-3B2       26440     Mar-92
58.                     USA          Frontier               B737-300      CFM56-3B2       26442     May-92
59.                     USA          Reno Air (3)           MD-82         JT8D-219        49931     Aug-90
60.                     USA          Reno Air (3)           MD-82         JT8D-219        49932     Sep-90
61.                     USA          TWA                    B757-200      PW2037          28486     May-99

Sub-total
62.                     USA          Tower Air (4)          B747-200      JT9D-7Q         22496     Oct-91
63.  AOG                                                    B737-400      CFM56-3C1       23868     Oct-88


[Table to be continued]




[Table continued]

                                                               Appraised     % of        % of
                                                               Value at    Aircraft   Aircraft by
                                                               April 30,      by       Appraised
                                                               200 (US$    Appraised   Value in
No.  Region             Country      Lessee                    millions      Value      Region
--------------------------------------------------------------------------------------------------
39.                     Turkey       Pegasus                   21,587       1.4%
40.                     Turkey       Pegasus                   24,497       1.6%
41.                     Turkey       THY                       24,923       1.6%
42.                     Turkey       THY                       25,200       1.6%
Sub-total                                                                                 7.7%
43.  Latin America      Brazil       TAM                       13,217       0.9%
44.  (Emerging)         Brazil       TAM                       13,177       0.9%
45.                     Brazil       TAM                       13,107       0.9%
46.                     Brazil       TAM                       12,783       0.8%
47.                     Brazil       TAM                       12,673       0.8%
48.                     Brazil       Nordeste                  20,917       1.4%
49.                     Brazil       Varig                     22,013       1.4%
50.                     Chile        AILL (2)                  14,210       0.9%
51.                     Columbia     Avianca                   38,283       2.5%
Sub-total                                                                                10.4%
52.  North America      Canada       Air Canada                29,653       1.9%
53.  (Devoloped)        Canada       Air Canada                57,270       3.7%
54.                     USA          BAX Global                14,033       0.9%
55.                     USA          Delta                     14,530       0.9%
56.                     USA          Frontier                  21,987       1.4%
57.                     USA          Frontier                  23,483       1.5%
58.                     USA          Frontier                  23,063       1.5%
59.                     USA          Reno Air (3)              18,953       1.2%
60.                     USA          Reno Air (3)              19,340       1.3%
61.                     USA          TWA                       51,320       3.3%
                                                                                         17.7%
Sub-total
62.                     USA          Tower Air (4)              8,407       0.5%
63.  AOG                                                       20,717       1.3%          1.9%

                                                            ----------------------------------
     Total                                                  1,541,867     100.0%        100.0%
                                                            ==================================


1. Assumes all of the additional aircraft have been delivered to AerCo. As of January 15, 2001, 28 of the 30 additional aircraft had been delivered to AerCo

2. Aircraft International Leasing Limited is an indirect 100% subsidiary of Lan Chile

3.   Reno Air is a 100% subsidiary of American Airlines

4. Tower Air filed for Chapter 11 bankruptcy protection. On January 3, 2001 the relevant US bankruptcy court granted an order terminating the lease with Tower Air

5.   Lease signed with PAL, aircraft delivered on December 22, 2000

6.   Lease signed with British Airways, aircraft delivered on January 25, 2001